

July 31, 2013

Via E-mail
Mr. JaeChan Kim
Treasurer
RadTek, Inc. (formerly USChina Taiwan, Inc.)
c/o Public Equity Group Inc
9900 Corporate Campus Dr. Suite 3000
Louisville, KY 40223

> **Re: RadTek, Inc. (formerly USChina Taiwan, Inc.)**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed July 12, 2012**
> **File No. 0-54152**

Dear Mr. Kim:

We have reviewed your response letter filed on July 29, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

General

1. We note your response to comment 2 that we misread your disclosure. Please refer to pages 10 and F-12 of your Form 10-K for 2012 and the disclosure of your distribution of USChina Venture III shares. We reissue our prior comments related to this distribution.

2. We note your response to comment 5 that you have not and were not a shell company and your reference to SEC Release No. 33-8587. Please refer to Rule 12b-2 of the Exchange Act and explain how your total assets of $100 and zero revenues to date are evidence of assets and operations that are at a level that is greater than nominal. Alternatively, please revise your disclosure accordingly.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters.   Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Special Counsel, at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

for Jennifer Monick
Senior Staff Accountant